UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51840

KITARA MEDIA CORP.

(Exact name of registrant as specified in its charter)

525 Washington Blvd, Suite 2620

Jersey City, New Jersey 07310

(201) 539-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Common Stock Purchase Warrants

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1 holder of the Common Stock; 0 holders of the Common Stock Purchase Warrants; 0 holders of the Units

Pursuant to the requirements of the Securities Exchange Act of 1934, Kitara Media Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2015	By:	/s/ Robert Regular
Robert Regular Chief Executive Officer